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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67128

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SANDLAPPER SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 E. NORTH STREET, 2ND FLOOR
(No. and Street)

GREENVILLE	SC	29601
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RYAN & JURASKA LLP
(Name – *if individual, state last, first, middle name*)

141 W JACKSON BLVD SUITE 2250	CHICAGO	IL	60604
(Address)	(City)	(State)	(Zip Code)

SEC
Mail Processing
Section
MAR 01 2017
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Sandlapper Securities, LLC
Contents

OATH OR AFFIRMATION

I, **Trevor Gordon,** swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **SANDLAPPER Securities, LLC** as of **December 31, 2016** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CEO

Title

Subscribed and sworn to before me this

27 day of February, 2017


JENNIFER BROOKE JONES
NOTARY PUBLIC
STATE OF SOUTH CAROLINA



Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Cash Flows.
[x] (e) Statement of Changes in Stockholders' Equity or Members' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[..] (m) A copy of the SIPC Supplemental Report.
[x] (n) A copy of the Exemption Report.

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sandlapper Securities LLC

We have audited the accompanying statement of financial condition of Sandlapper Securities LLC (the "Company") as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sandlapper Securities LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information in Schedules 1, 2, and 3 (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Sandlapper Securities LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

Sandlapper Securities, LLC

Statement of Financial Condition

As of December 31, 2016

Assets		
Cash and cash equivalents	$	1,143,077
Commissions receivable		188,200
Other Receivable		4,100
Deposit with clearing broker		105,000
Due from affiliates		54,605
Other assets		12,474
Investment in private limited partnership		52,000
Furniture, equipment & leasehold improvements net	$	71,979
Total assets	**$**	**1,631,435**
Liabilities		
Commissions & payroll payable	$	1,056,759
Due to Affiliates		21,374
Members' equity		
Members' equity	$	553,302
Total liabilities and members' equity	**$**	**1,631,435**

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Operations

For the year ended December 31, 2016

Revenues	
Commissions	$ 4,462,391
Managing broker dealer income	5,307,238
Other income	$ 592,808
Total revenue	$ 10,362,437
Expenses	
Commissions	$ 6,450,140
Payroll	2,356,107
Professional fees	520,462
Meetings and conferences	111,829
Licensing, regulatory fees and costs	92,810
Occupancy	138,627
Insurance	49,473
Marketing & advertising	120,013
Other	573,306
Total expenses	**$ 10,412,767**
Net loss	**($ 50,330)**

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Changes in Members' Equity
For the year ended December 31, 2016

Members' equity, beginning of year	$ 387,428
Member contributions	163,000
Prior period adjustment	53,204
Net loss	$ (50,330)
Members' equity, end of year	$ 553,302

See Notes to Financial Statements

Sandlapper Securities, LLC

Statement of Cash Flows

For the year ended December 31, 2016

Cash flows from operating activities:	
Net loss	$ (50,330)
Adjustments to reconcile net loss to net cash used for operating activities:	
Depreciation	28,577
Cash flows from changes in:	
Commissions receivable	114,175
Other Receivable	(4,100)
Deposit with Clearing Broker	(70,000)
Due from Affiliates	(54,605)
Investment in private limited partnership	(52,000)
Other assets	(10,059)
Commissions payable and accrued expenses	480,602
Due to Affiliates	21,374
Net cash provided by operating activities	**403,634**
Cash flows from investing activities:	
Purchase of furniture and equipment	(5,741)
Net cash used for investing activities	**(5,741)**
Cash flows from financing activities:	
Member contributions	163,000
Prior period adjustment	53,204
Net cash provided by financing activities	**216,204**
Net increase in cash and cash equivalents	614,097
Cash and cash equivalents, beginning of year	528,980
Cash and cash equivalents, end of year	$ 1,143,077

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

Business activity and regulation:

Sandlapper Securities, LLC (the "Company") is a registered broker-dealer licensed in South Carolina. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and is registered with the Securities and Exchange Commission. The Company primarily acts as the managing broker-dealer in syndication of private placement programs offered by affiliates of the Company and non-affiliated sponsor companies.

In 2011, the Company was approved for additional businesses to broker securities transactions for customers and for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with a clearing broker.

Basis of presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP) as established by the Financial Accounting Standards Board's Accounting Standards Codification (FASB ASC).

Revenue recognition:

Customers' securities transactions are recorded on a settlement date basis. Securities are valued at market value. The resulting difference between cost and market (or fair value) is included in income.

The Company generates commission for acting as managing broker dealer on affiliated as well as non-affiliated sponsor company private placement offerings. Commission income and related expenses are based upon contractual arrangements and are recorded on an accrual basis.

Income taxes:

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its members.

On January 1, 2009, the Company adopted the provisions of FASB ASC 740-10, which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. The provision also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. The adoption did not have any impact on the Company's financial position as no uncertain tax positions have been taken.

Furniture, equipment, & leasehold improvements:

Depreciation is provided on a straight-line basis, using estimated useful lives of five to seven years for office furniture and equipment. During the year ended December 31, 2016 the Company had depreciation and amortization expense of $ 28,577.

Use of estimates:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Deposit with Clearing Broker

The Company is required to maintain cash balances with a clearing broker, which is restricted to use. As of December 31, 2016, the Company had an account with the clearing broker in the amount of $105,000. Special restrictions for the benefit of customers under Rule 15c3-3(k)(2)(i) of the Securities and Exchange Commission did not apply to any of the funds on deposit as of December 31, 2016.

Note 3. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $ 337,753, which was $ 265,878 in excess of its required net capital of $ 71,875. The Company's ratio of aggregate indebtedness to net capital was 3.19 to 1.

Note 4. Fair Value of Financial Instruments

The Company has adopted accounting standards requiring certain Fair Value Measurements and Disclosures. The Standards apply to all assets and liabilities that are being measured and reported on a fair value basis. The Standards require disclosure that establishes a framework for measuring fair value under GAAP, and expands disclosure about fair value measurements. The standards enable the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The standard requires that assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1: Quoted prices in active markets for identical assets and liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments, mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitization, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

On December 31, 2016, the Company's Level 3 assets consisted of an investment in a private limited partnership with a fair market value of $ 52,000. The Company held no Level 1 or Level 2 investments required to be disclosed under FASB ASC 820 at December 31, 2016.

Note 5. Concentration of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits. Management believes the Company is not exposed to any significant credit risk on cash.

Note 6. Commitments and Contingencies

The Company was notified in July 2014 that FINRA was conducting an investigation related to the sale of fractional working interests in saltwater disposal wells sold by an affiliated non-member firm. The saltwater interests are sold through an affiliated company, TSWR Development, LLC which is 50% owned by Sandlapper Capital Investments, LLC. Management has not reached a conclusion as to the likelihood of an unfavorable outcome related to the investigation.

One customer has filed a claim against the Company in arbitration before FINRA, alleging losses based on an alleged unsuitable investment. While the Company denies the allegation, the outcome is not predictable with a high degree of assurance. Legal counsel cannot issue an opinion as to the ultimate amount (if any) of monetary liability or financial impact.

Note 7. Related Party Transactions

The Chief Executive Officer (CEO) is a majority owner of the Company. The CEO of the Company is also CEO and majority owner of Sandlapper Capital Investments, LLC (SCI) and Sandlapper Wealth Management, LLC (SWM).

SCI is a sponsor company to raise capital for direct private placement offerings. For the year ended December 31, 2016 the Company paid SCI approximately $ 585,000 for an allocation of occupancy, building maintenance, marketing, travel, and various other expenses. SCI paid to the Company $ 546,000 for an allocation of payroll expenses. As of December 31, 2016, the Company has a payable due to SCI of approximately $ 19,000 which is included in due to affiliates on the statement of financial condition.

SWM is a Registered Investment Advisory that provides wealth advisory services. For the year ended December 31, 2016 the Company received from SWM approximately $ 119,000 for an allocation of payroll expenses. The Company paid to SWM approximately $ 67,000 for reimbursement of operating expenses. As of December 31, 2016, the Company has a receivable due from SWM of approximately $ 27,000 which is included in due from affiliates on the statement of financial condition.

Note 8. Employee Benefit Plan

The Company has established a salary reduction (401(k)) plan for qualified employees. The Company is not the trustee of the plan assets. Employer contributions made to the plan during the year ended December 31, 2016 approximated $ 65,000.

Note 9. Subsequent Events

In accordance with FASB ASC 855, *Subsequent Events,* management has evaluated subsequent events through February 27, 2017, the date the financial statements were available for issuance. Management has determined there were no material events that would require adjustment to or disclosure in the Company's financial statements.

Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital:	
Total members' equity	$ 553,302
Deductions or Charges:	
Nonallowable assets:	
Commissions receivable	$ 18,291
Due from affiliates	54,605
Investment in private limited partnership	52,000
Haircut on clearing deposit	2,100
Other receivables and assets	16,574
Furniture, equipment, & leasehold improvements	$ 71,979
Total non-allowable assets	**$ 215,549**
Net capital	**$ 337,753**
Basic Net Capital Requirement:	
Minimum net capital required (greater of $ 5,000 or 6 2/3% of aggregate indebtedness)	$ 71, 875
Excess net capital	**$ 265,878**
Reconciliation with Company's Computation:	
Part II of Form x-17a-5 as of December 31, 2016:	
Net capital as reported in Company's Part II (Unaudited) FOCUS Report	$ 788,281
Audit adjustments for commissions payable	(429,575)
Audit adjustments for due to affiliates	(20,953)
Net capital per above	**$ 337,753**
Ratio of aggregate indebtedness to net capital	3.19 to 1

See reconciliation between the above computation and the Company's corresponding, unaudited Form FOCUS Part IIA filing as of December 31, 2016

Schedule 2 - Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3 of the SEC

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).

Schedule 3 - Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the SEC

The Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(ii).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Sandlapper Securities, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) Sandlapper Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) Sandlapper Securities, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(ii).
b) Sandlapper Securities, LLC met the exemption provisions throughout the most recent fiscal year without exception.

Signed on behalf of SANDLAPPER Securities, LLC



Mr. Trevor Gordon
Chief Executive Officer
Dated: February 27,2017



RYAN & JURASKA LLP
Certified Public Accountants
141 West Jackson Boulevard
Chicago, Illinois 60604
Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MATERIAL INADEQUACIES

To the Members
of Sandlapper Securities, LLC

In planning and performing our audit of the financial statements of Sandlapper Securities, LLC (the "Company"), as of and for the year ended December 31, 2016, in accordance with the standards of the Public Company Accounting Oversight Board (United States), our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and certain firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.



A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control and control activities for safeguarding securities and firm assets that we consider to be material weaknesses, as defined previously.

For the year ended December 31, 2016, the Company's net income and net capital were materially overstated primarily due to improper recording of a prior year audit adjustment and accrued expenses. The Company omitted certain commission expenses and amounts due to affiliates which should have been accrued as of December 31, 2016. Additionally, the Company improperly recorded a prior period audit adjustment to current year net income. The Company has since corrected the misstatements and has adjusted the statement of operations, statement of changes in members' equity, and the computation of net capital. We note that, if the Company had computed net capital properly throughout the year ended December 31, 2016, the Company would have remained in compliance with the net capital provisions of SEC Rule 15c3-1.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, failed to operate effectively at December 31, 2016 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2017